Exhibit (a)(5)(i)

RECKITT BENCKISER TO COMMENCE ALL-CASH TENDER OFFER TO

ACQUIRE SCHIFF NUTRITION FOR $42 PER SHARE

Acquisition to Provide Reckitt Benckiser a Significant Opportunity to Enter Large and Growing Vitamins, Minerals and Supplements Market

Cash Offer Represents 23.5% Percent Premium to Announced Bayer Group Transaction

And Tender Offer Can Close by Year-End

Slough, England — November 15, 2012 — Reckitt Benckiser Group PLC (“Reckitt Benckiser”) (LSE: RBL) today announced that it will commence a tender offer tomorrow, November 16, 2012 to acquire all of the outstanding shares of Schiff Nutrition International, Inc. (“Schiff”) (NYSE: SHF), a leading provider of branded vitamins, nutrition supplements and nutrition bars in the United States and elsewhere, for $42.00 per share in cash valuing Schiff at approximately $1.4billion. Reckitt Benckiser’s offer is not dependent on financing as the purchase will be funded from existing facilities.

Reckitt Benckiser’s offer represents a premium of 23.5 percent over the $34.00 per share transaction announced on October 30, 2012 by Bayer HealthCare LLC (“Bayer”) and Schiff.  Reckitt Benckiser is confident that it can close the tender offer before the end of calendar year 2012, provided it is permitted in short order to complete limited confirmatory due diligence.

Schiff’s vitamin, minerals and supplements (VMS) product portfolio includes a number of market leading brands in the specialist product category in the USA, including MegaRed®, number 1 in the healthy heart segment,  Move Free® the number 2 in joint care, Airborne® the number 2 in immune support, and Schiff Vitamins®.

Rakesh Kapoor, Reckitt Benckiser Chief Executive Officer, said, “For Reckitt Benckiser, this acquisition would provide a powerful entryway into the large and rapidly growing $30 billion global VMS market.  This market would be the largest consumer health care sector in which we operate. It is an ideal addition to Reckitt Benckiser’s new strategic focus in global health and hygiene, and would give us immediate scale in VMS in the USA.  It also plays well to our consumer marketing, innovation and go to market capabilities.”

He continued, “We are confident that the VMS market drivers, notably changing demographics and increased awareness of the health and wellness benefits of VMS products, will provide significant long-term growth potential in what is currently a very fragmented market.”

“We firmly believe that our entrepreneurial and consumer-focused mindset, our infrastructure, speed and scale, combined with Schiff’s leading brand portfolio, will generate sustained value for our shareholders,” he said.

Based on the financial information disclosure dated October 29, 2012 and made public in its 14C SEC filing on November 5, 2012, Schiff expects to achieve net sales of $385 million and proforma EBITDA of $84.6 million for the fiscal year ending May 31, 2013.  Reckitt Benckiser expects the transaction will result in significant synergies and that it would be immediately accretive to earnings on an adjusted basis.

Reckitt Benckiser sees no reason why this tender offer could not close before year end, assuming prompt due diligence, and it will be prepared to sign a merger agreement substantially similar to the one Schiff currently has with Bayer.  Reckitt Benckiser looks forward to engaging with Schiff’s Board and is confident that they will recognize it as a superior proposal.

The Offer to Purchase, Letter of Transmittal and other offering documents will be filed tomorrow, November 16, 2012, with the Securities and Exchange Commission. Investors and stockholders of Schiff may obtain copies of all of the offering documents free of charge at the Securities and Exchange Commission’s website (www.sec.gov).  Reckitt Benckiser’s offer will be subject to Schiff and its controlling stockholders terminating their merger and related agreements with Bayer and entering into definitive agreements with Reckitt Benckiser, and to other customary conditions, including the tender of a majority in voting power of Schiff shares of common stock, all of which will be set forth in the offering documents to be filed. Reckitt Benckiser believes it can promptly obtain any necessary regulatory approvals, including approval under the Hart-Scott-Rodino Antitrust Improvements Act (HSR Act).

Morgan Stanley & Co. Limited is acting as exclusive financial adviser to Reckitt Benckiser and no one else in connection with the matters described in this announcement. In connection with such matters, Morgan Stanley & Co. Limited, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the transaction, the contents of this announcement or any other matter referred to herein.

Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as Reckitt Benckiser’s legal advisor.

Conference Call Information

Reckitt Benckiser will conduct a conference call with financial analysts and investors on November 16, 2012 at 07:30 Greenwich Mean Time (02:30 USA Eastern Standard Time) to discuss the offer.

Participants can access the call by dialling :

Participant Dial-In Numbers:
United Kingdom	08006940257
Std International Dial-In:	+44 (0) 1452 555566
United Kingdom, LocalCall	08444933800
Conference ID:	72072243

A replay of the conference call can be accessed via  :

UK National Call Dial-In:	08717000145
UK LocalCall Dial-In :	08452455205
Std International Dial-In:	+44 (0)1452550000
Conference ID:	72072243

Available from: 16 Nov 2012 08:30 GMT to 15 Dec 2012 08:30 GMT

A recording of the conference call will be available on www.rb.com

About Reckitt Benckiser

Reckitt Benckiser (RB) is a global consumer goods leader in health, hygiene and home, listed on the London Stock Exchange (LSE).  With a purpose of delivering innovative solutions for healthier lives and happier homes, RB is in the top 25 of companies listed on the LSE. Since 2000 net revenues have more than doubled and the market cap has quadrupled.  Today it is the global No 1 or No 2 in the majority of its fast-growing categories, driven by an exceptional rate of innovation. Its health, hygiene and home portfolio is led by 19 global Powerbrands including Nurofen, Strepsils Gaviscon, Mucinex, Durex, Scholl, Lysol, Dettol, Clearasil, Veet, Harpic, Bang, Mortein, Finish, Vanish, Woolite, Calgon, Airwick, and French’s, and they account for 70% of net revenue.

RB people and its culture are at the heart of the company’s success. They have an intense drive for achievement and a desire to outperform wherever they focus, including in CSR where the company has reduced its carbon footprint by 20% in 5 years and is now targeting to deliver a 1/3 reduction in water use, 1/3 further reduction in carbon and have 1/3 of its net revenue coming from more sustainable products by 2020. It is also the Save the Children charity’s largest FMCG global partner.

The company has operations in over 60 countries, with headquarters in the UK, Singapore, Dubai and Amsterdam, and sales in almost 200 countries. The Company employs approximately 32,000 people worldwide.

For more information visit www.rb.com

Forward-Looking Statements

Statements herein regarding the proposed transaction between Reckitt Benckiser and Schiff, future financial and operating results and any other statements about future expectations constitute “forward looking statements.”  These forward looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions.  Such statements are based upon current beliefs and expectations and are subject to significant risks and uncertainties.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements.  We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law.

Important Additional Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.  The solicitation and offer to buy the common stock of Schiff will only be made pursuant to an offer to purchase and related materials that the acquirer intends to file with the Securities and Exchange Commission.  Stockholders should read these materials carefully when they become available because they will contain important information, including the terms and conditions of the offer.  Stockholders will be able to obtain the offer to purchase and related materials with respect to the tender offer free of charge at the SEC’s website at www.sec.gov or from MacKenzie Partners, Inc., Reckitt Benckiser’s Information Agent, at 800-322-2885 (toll-free) or at +1-212-929-5500 (call collect).

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Investor & Analyst Contacts:

Reckitt Benckiser (RB)

United Kingdom

Richard Joyce

Director, Investor Relations

+44 1753 217800

Media Contacts:

United States

Sard Verbinnen & Co

Jim Barron/Jared Levy

+1 (212) 687-8080

United Kingdom

Reckitt Benckiser (RB)

Andraea Dawson-Shepherd

SVP, Global Corporate Communication & Affairs

+44 1753 446447